K1NDRED, INCORPORATED

Consolidated Financial Statements for Periods Ended

December 31, 2022 and December 31, 2021

With independent accountant's review report provided by

COOMBS CPA PC

Certified Public Accounting Firm

Table of Contents

COOMBS CPA PC

Certified Public Accounting Firm

**Independent Accountant's Review Report**

K1NDRED, INCORPORATED

265 Union Blvd, #516

St Louis, MO 63108

We have reviewed the accompanying financial statements of K1NDRED, INCORPORATED, which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statements of income, cash flows, and equity for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of K1NDRED, INCORPORATED and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Andrew Coombs, CPA

Andrew Coombs, CPA, CEO and Managing Partner of Coombs CPA

3/3/2023

K1NDRED, INCORPORATED

Income Statement

Comparative December 31, 2021 and December 31, 2022

	Year Ending 31 Dec 2021	Year Ending 31 Dec 2022
REVENUE		
Gross Sales	$27,089	$16,615
Returns	($4,206)	($951)
Net Sales	$22,883	$15,664
COST OF SALES		
Net Cost of Goods Sold	$15,354	$9,099
GROSS PROFIT	**$7,528**	**$6,565**
OPERATING EXPENSES		
Selling, General, and Administrative Expenses	$36,728	$37,198
Other Operating Expenses	$536	$5,628
Tax Preparation Services	$500	$520
Legal Fees	$36	$5,109
Amortization	$14,758	$21,899
TOTAL OPERATING EXPENSES	**$52,022**	**$64,725**
OPERATING INCOME (LOSS)	**($44,494)**	**($58,160)**
NET INCOME (LOSS)	**($44,494)**	**($58,160)**

K1NDRED, INCORPORATED

Balance Sheet

Comparative December 31, 2021 and December 31, 2022

	Year Ending 31 Dec 2021	Year Ending 31 Dec 2022
Cash & Cash Equivalents	$6,333	$47,086
Inventories	$11,449	$5,037
Current Assets	$17,782	$52,123
Software	$47,812	$134,997
Accumulated Amortization	($27,396)	($49,294)
Net Software Investment (Non-Current Assets)	$20,416	$85,703
TOTAL ASSETS	$38,198	$137,826
LIABILITIES		
Unearned Revenue	$15,575	$15,513
Convertible Note		$50,000
Franchise Taxes Payable	$1,521	
Current Liabilities	$17,096	$65,513
TOTAL LIABILITIES	$17,096	$65,513
EQUITY		
Owners' Equity	$121,433	$230,805
Retained Earnings	($100,332)	($158,492)
TOTAL EQUITY	$21,101	$72,313
TOTAL LIABILITIES & EQUITY	$38,198	$137,826

K1NDRED, INCORPORATED

Statement of Cash Flows

Comparative Dec. 31, 2021 and Dec. 31, 2022

	Year Ending 31 Dec 2021	Year Ending 31 Dec 2022
OPERATING ACTIVITIES		
Net Income	**($44,494)**	**($58,160)**
Adjustments to recon. Net Revenue to Net Cash provided by operations:		
Amortization	$14,758	$21,898
Unearned Revenue	$1,417	($63)
Inventory	$15,354	$4,891
Accounts Payable	$21	
Total Adjustments to reconcile Net Revenue to Net Cash provided by operations:	$31,551	$26,727
Net cash provided by operating activities	($12,943)	($31,433)
INVESTING ACTIVITIES		
Software	($27,314)	($87,185)
Net cash provided by investing activities	**($27,314)**	**($87,185)**
FINANCING ACTIVITIES		
Additional Paid In Capital	$40,443	$109,371
Other Liabilities		$50,000
Net cash provided by financing activities	$40,443	$159,371
Net cash increase for period	$185	$40,753
Cash at beginning of period	$6,148	$6,333
Cash at end of period	$6,333	$47,086

K1NDRED, INCORPORATED

Statement of Equity
Comparative Dec. 31, 2021 and Dec. 31, 2022

	Additional Paid-In Capital	Retained Earnings	Total Shareholders' Equity
Balance of 1 January 2021	**$80,991**	**($55,838)**	**$25,153**
Net Income		($44,494)	($44,494)
Founders' Contribution	$40,443		$40,443
Balance of 31 December 2021	**$121,433**	**($100,332)**	**$21,101**
Net Income		($58,160)	($58,160)
Founders' Contribution	$109,371		$109,371
Balance of 31 December 2022	**$230,805**	**($158,492)**	**$72,313**

K1NDRED, INCORPORATED

Notes to the Financial Statements

Note 1 - Nature of Activities

K1NDRED, INCORPORATED is a fintech and retail-technology company builds cost-effective tools to help small businesses and creatives better reach, connect with, and sell to their target audience.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition

Revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Organization considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Revenue Concentration
At December 31, 2021 and December 31, 2022 the Organization received most of its revenue from the sale of products online.

Subsequent Events
The Organization has evaluated all subsequent events through December 31, 2021 and December 31, 2022, the date these financial statements were available to be issued.